Term sheet To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 156-A-I dated November 21, 2008	Term Sheet Product Supplement No. 156-A-I Registration Statement No. 333-155535 Dated December 4, 2008; Rule 433

Structured Investments	JPMorgan Chase & Co. $ Head-Start Buffered Equity Knock-Out Notes Linked to the S&P 500® Index due June 29, 2010

General

  The notes are designed for investors who seek unleveraged exposure to any moderate appreciation of the S&P 500® Index, without upside return enhancement, over the term of the notes, with the potential for appreciation even if the Index Return is negative by up to 10%. Investors should be willing to forgo interest and dividend payments as well as (1) any return above a percentage that will be determined on the pricing date and that will not be less than 45% or greater than 55% and (2) if a Knock-Out Event occurs, any return above a fixed return of 6%. Investors should also be willing to lose up 70% of their principal if the Index declines by more than 30%.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing June 29, 2010†.
  Minimum denominations of $1,000 and integral multiples thereof.
  The notes are expected to price on or about December 23, 2008 and are expected to settle on or about December 29, 2008.

Key Terms

Index:	The S&P 500® Index (“SPX”) (the “Index”)
Upside Leverage Factor:	One (1). There is no upside return enhancement.
Payment at Maturity:

If a Knock-Out Event has occurred, your payment at maturity will be equal to $1,000 x the Knock-Out Rate. Under these circumstances, your payment at maturity per $1,000 principal amount note will be equal to $1,060 only.

If a Knock-Out Event has not occurred and the Ending Index Level (i) is greater than the Initial Index Level or (ii) is equal to or less than the Initial Index Level by not more than the Head-Start Percentage, you will receive at maturity a cash payment per $1,000 principal amount note that provides you with a return on your investment equal to the sum of the Head-Start Percentage and the Index Return. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + {$1,000 x [Head-Start Percentage + Index Return]}

If a Knock-Out Event has not occurred and the Ending Index Level is less than the Initial Index Level by more than the Head-Start Percentage, but by not more than the buffer amount, you will receive at maturity a cash payment of $1,000 per $1,000 principal amount note.

If a Knock-Out Event has not occurred and the Ending Index Level is less than the Initial Index Level by more than the buffer amount, for every 1% decline of the Index beyond the buffer amount, you will lose an amount equal to 1% of the principal amount of your notes, and your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 x (Index Return + Buffer Amount)]

If a Knock-Out Event has not occurred and the Ending Index Level is less than the Initial Index Level by more than 30%, you could lose up to $700 per $1,000 principal amount note.

Because the Knock-Out Level will not be less than 135% or greater than 145% 0f the Initial Index Level and the Head-Start Percentage is 10%, the maximum payment at maturity per $1,000 principal amount note will not be less than $1,450 or greater than $1,550.

Knock-Out Event:	A Knock-Out Event occurs if, on any trading day during the Monitoring Period, the Index closing level is greater than the Knock-Out Level.
Knock-Out Level	The actual Knock-Out Level will be determined on the pricing date and will not be less than 135% or greater than 145% of the Initial Index Level.
Knock-Out Rate:	6%
Index Return:	Ending Index Level – Initial Index Level Initial Index Level
Initial Index Level:	The Index closing level on the pricing date, which is expected to be December 23, 2008.
Ending Index Level:	The Index closing level on the Observation Date.
Monitoring Period:	The period from the pricing date to and including the Observation Date.
Buffer Amount:	30%, which results in a minimum payment of $300 per $1,000 principal amount note.
Head-Start Percentage:	10%
Observation Date:	June 24, 2010†
Maturity Date:	June 29, 2010†
CUSIP:	48123LXE9
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 156-A-I.

Investing in the Head-Start Buffered Equity Knock-Out Notes involves a number of risks. See “Risk Factors” beginning on page PS-6 of the accompanying product supplement no. 156-A-I and “Selected Risk Considerations” beginning on page TS-1 of this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2)	If the notes priced today, and assuming a Knock-Out Level of 135%, J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $25.00 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize in consideration for assuming risks inherent in hedging our obligations under the notes. The actual commission received by JPMSI may be more or less than $25.00 and will depend on market conditions on the pricing date. In no event will the commission received by JPMSI exceed $30.00 per $1,000 principal amount note. See “Plan of Distribution” beginning on page PS-29 of the accompanying product supplement no. 156-A-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. The notes are not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

JPMorgan

December 4, 2008

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 156-A-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 156-A-I dated November 21, 2008. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 156-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 156-A-I dated November 21, 2008:
   http://www.sec.gov/Archives/edgar/data/19617/000089109208005679/e33597_424b2.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

  POTENTIAL FOR POSITIVE UNLEVERAGED APPRECIATION EVEN IF THE INDEX RETURN IS NEGATIVE — If a Knock-Out Event has not occurred and the Ending Index Level (i) is greater than the Initial Index Level or (ii) is equal to or less than the Initial Index Level by not more than the Head-Start Percentage of 10%, at maturity, in addition to your principal, for each $1,000 principal amount note, you will receive a payment equal to $1,000 times the sum of the Head-Start Percentage and the Index Return. Under these circumstances, because the Head-Start Percentage is 10%, you will earn a positive return on the notes even if the Ending Index Level has declined from the Initial Index Level by less than 10%. If a Knock-Out Event has occurred, at maturity, for each $1,000 principal amount note, you will receive a payment equal to $1,060. You will receive this payment even if the Index Return is negative on the Observation Date.
  LIMITED PROTECTION AGAINST LOSS — If a Knock-Out Event has not occurred, payment at maturity of the principal amount of the notes is protected against a decline in the Ending Index Level, as compared to the Initial Index Level, of up to 30%. If the Ending Index Level declines by more than 30%, for every 1% decline of the Index beyond 30%, you will lose an amount equal to 1% of the principal amount of your notes. Accordingly, if a Knock-Out Event has not occurred, at maturity you will receive a payment equal to at least $300 for each $1,000 principal amount note.
  DIVERSIFICATION OF THE S&P 500® INDEX — The return on the notes is linked to the S&P 500® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Index, see the information set forth under “The S&P 500® Index” in the accompanying product supplement no. 156-A-I.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 156-A-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat the notes as “open transactions” for U.S. federal income tax purposes. Assuming this characterization is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. Assuming this characterization of the notes is respected, the IRS could assert that a “deemed” taxable exchange has occurred on the date on which a Knock-Out Event occurs, if any. If the IRS were successful in asserting that a taxable exchange has occurred, any gain on the deemed exchange would likely be capital gain. In this event, the tax treatment of the notes following the Knock-Out Event would be uncertain. In addition, on December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary

JPMorgan Structured Investments — Head-Start Buffered Equity Knock-Out Notes Linked to the S&P 500® Index	TS-1
income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.
Subject to certain assumptions and representations received from us, the discussion in the preceding paragraph, when read in combination with the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell regarding the material U.S. federal income tax treatment of owning and disposing of the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the equity securities composing the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 156-A-I dated November 21, 2008.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — If a Knock-Out Event has not occurred, the notes do not guarantee any return of principal in excess of $300 per $1,000 principal amount note. The return on the notes at maturity is linked to the performance of the Index and will depend on whether a Knock-Out Event has occurred, and, if a Knock-Out Event has not occurred, whether, and the extent to which, the Index Return is positive or negative. If a Knock-Out Event has not occurred, your investment will be exposed to any decline in the Ending Index Level, as compared to the Initial Index Level, beyond the 30% buffer. Under these circumstances, you could lose up to $700 for each $1,000 principal amount note that you invest in.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes.  Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness.  Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.
  THE “KNOCK-OUT” FEATURE WILL LIMIT YOUR RETURN ON THE NOTES AND MAY AFFECT YOUR PAYMENT AT MATURITY — Your investment in the notes may not perform as well as an investment in a security with a return based solely on the performance of the Index. Your ability to participate in the appreciation of the Index may be limited to the Knock-Out Rate of 6%. If a Knock-Out Event has occurred, the return on each $1,000 principal amount note will equal $1,000 x the Knock-Out Rate of 6%, or a payment at maturity of $1,060, and will not be determined by reference to the Index Return even though the Index Return may reflect significantly greater appreciation in the Index than 6%.
  THE NOTES ARE SUBJECT TO AN EMBEDDED MAXIMUM PAYMENT OF NOT LESS THAN $1,450 OR GREATER THAN $1,550 AT MATURITY — Because the Knock-Out Level will not be less than 135% or greater than 145% of the Initial Index Level, the maximum Index Return used to calculate your payment at maturity if a Knock-Out Event has not occurred will not be less than 35% or greater than 45% and, therefore, the sum of the maximum Index Return and the Head-Start percentage of 10% will not be less than 45% or greater than 55%. Accordingly, your total payment at maturity will be subject to an embedded maximum payment of not less than $1,450 or greater than $1,550 for each $1,000 principal amount note.
  RISK OF KNOCK-OUT EVENT OCCURRING IS GREATER IF THE INDEX IS VOLATILE — The likelihood of the Index closing above the Knock-Out Level during the Monitoring Period and thereby triggering a Knock-Out Event, will depend in large part on the volatility of the Index — the frequency and magnitude of changes in the level of the Index. Since its inception, the Index has experienced significant volatility.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the Maturity Date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, we are currently one of the companies that make up the Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index and the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Index;
    the time to maturity of the notes;
    whether a Knock-Out Event has occurred;
    the dividend rate on the equity securities underlying the Index;
    interest and yield rates in the market generally;
    a variety of economic, financial, political, regulatory or judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Head-Start Buffered Equity Knock-Out Notes Linked to the S&P 500® Index	TS-2

What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table illustrates the hypothetical total return at maturity on the notes. The “total return” as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume an Initial Index Level of 850 and a Knock-Out Level of 1147.50 (which is equal to 135% of the assumed Initial Index Level) and reflects a Head-Start Percentage of 10% and a buffer amount of 30%. The actual Knock-Out Level will be set on the pricing date and will not be less than 135% or greater than 145%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Index Level	Index Return	Note Total Return if Knock-Out Event Has Not Occurred (1)	Note Total Return if Knock- Out Event Has Occurred (2)

1530.00	80.00%	N/A	6.00%
1445.00	70.00%	N/A	6.00%
1360.00	60.00%	N/A	6.00%
1275.00	50.00%	N/A	6.00%
1190.00	40.00%	N/A	6.00%
1148.35	35.10%	N/A	6.00%
1147.50	35.00%	45.00%	6.00%
1105.00	30.00%	40.00%	6.00%
1020.00	20.00%	30.00%	6.00%
935.00	10.00%	20.00%	6.00%
892.50	5.00%	15.00%	6.00%
850.00	0.00%	10.00%	6.00%
828.75	-2.50%	7.50%	6.00%
807.50	-5.00%	5.00%	6.00%
765.00	-10.00%	0.00%	6.00%
680.00	-20.00%	0.00%	6.00%
595.00	-30.00%	0.00%	6.00%
510.00	-40.00%	-10.00%	6.00%
425.00	-50.00%	-20.00%	6.00%
340.00	-60.00%	-30.00%	6.00%
255.00	-70.00%	-40.00%	6.00%
170.00	-80.00%	-50.00%	6.00%
85.00	-90.00%	-60.00%	6.00%
0.00	-100.00%	-70.00%	6.00%

(1)	The Index closing level is less than or equal to 1147.50 on each trading day during the Monitoring Period.
(2)	The Index closing level is greater than 1147.50 on at least one trading day during the Monitoring Period.

JPMorgan Structured Investments — Head-Start Buffered Equity Knock-Out Notes Linked to the S&P 500® Index	TS-3

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The Index closing level increases from the Initial Index Level of 850 to an Ending Index Level of 892.50 and the Index closing level did not exceed the Knock-Out Level of 1147.50 on any trading day during the Monitoring Period. Because (i) the Ending Index Level of 892.50 is greater than the Initial Index Level of 850 and (ii) a Knock-Out Event has not occurred, the investor receives a payment at maturity of $1,150 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 x (10% + 5%)] = $1,150

Example 2: The Index closing Level decreases from the Initial Index Level of 850 to an Ending Index Level of 828.75 and the Index closing level did not exceed the Knock-Out Level of 1147.50 on any trading day during the Monitoring Period. Although the Index Return is negative, because (i) the Ending Index Level of 828.75 is less than the Initial Index Level of 850 by not more than the Head-Start Percentage of 10% and (ii) a Knock-Out Event has not occurred, the investor receives a payment at maturity of $1,075 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 x (10% + -2.5%)] = $1,075

Example 3: The Index closing Level decreases from the Initial Index Level of 850 to an Ending Index Level of 595 and the Index closing level did not exceed the Knock-Out Level of 1147.50 on any trading day during the Monitoring Period. Although the Index Return is negative, because (i) the Ending Index Level of 595 is less than the Initial Index Level of 850 by not more than the buffer amount of 30% and (ii) a Knock-Out Event has not occurred, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 4: The Index closing level increases from the Initial Index Level of 850 to an Ending Index Level of 935 and the Index closing level exceeded the Knock-Out Level of 1147.50 on at least one trading day during the Monitoring Period. Even though the Ending Index Level of 935 is greater than the Initial Index Level of 850 by 10%, because a Knock-Out Event has occurred, the investor receives a fixed payment at maturity of $1,060 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x 6%) = $1,060

Example 5: The Index closing level decreases from the Initial Index Level of 850 to an Ending Index Level of 510 and the Index closing level exceeded the Knock-Out Level of 1147.50 on at least one trading day during the Monitoring Period. Even though the Ending Index Level of 510 is less than the Initial Index Level of 850 by more than the buffer amount of 30%, because a Knock-Out Event has occurred, the investor receives a fixed payment at maturity of $1,060 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x 6%) = $1,060

Example 6: The Index closing Level decreases from the Initial Index Level of 850 to an Ending Index Level of 510 and the Index closing level did not exceed the Knock-Out Level of 1147.50 on any trading day during the Monitoring Period. Because (i) the Ending Index Level of 510 is less than the Initial Index Level of 850 by more than the buffer amount of 30% and (ii) a Knock-Out Event has not occurred, the investor receives a payment at maturity of $900 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 x (-40% + 30%)] = $900

Example 7: The Index closing Level decreases from the Initial Index Level of 850 to an Ending Index Level of 0 and the Index closing level did not exceed the Knock-Out Level of 1147.50 on any trading day during the Monitoring Period. Because (i) the Ending Index Level of 0 is less than the Initial Index Level of 850 by more than the buffer amount of 30% and (ii) a Knock-Out Event has not occurred, the Index Return is negative and the investor receives a payment at maturity of $300 per $1,000 principal amount note, which reflects the principal protection provided by the buffer amount of 30%, calculated as follows:

$1,000 + [$1,000 x (-100% + 30%)] = $300

JPMorgan Structured Investments — Head-Start Buffered Equity Knock-Out Notes Linked to the S&P 500® Index	TS-4

Historical Information

The following graph sets forth the historical performance of the S&P 500® Index based on the weekly Index closing level from January 3, 2003 through November 28, 2008. The Index closing level on December 3, 2008 was 870.74. We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on any trading day during the Monitoring Period or on the Observation Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

JPMorgan Structured Investments — Head-Start Buffered Equity Knock-Out Notes Linked to the S&P 500® Index	TS-5